Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258358

PROSPECTUS SUPPLEMENT NO. 7

(To the Prospectus dated June 17, 2022)

Up to 66,655,781 Shares of Common Stock

(Including up to 6,000,000 Shares of Common Stock Issuable Upon Exercise of Warrants)

Up to 6,000,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated June 17, 2022 (as amended or supplemented, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258358). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Amendment No. 1 to our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 18, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 6,000,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), that are issuable upon the exercise of 6,000,000 warrants (the “Private Placement Warrants”) originally issued in a private placement to the initial stockholder of Rodgers Capital, LLC (the “Sponsor”) in connection with the initial public offering of Rodgers Silicon Valley Acquisition Corp. (“RSVAC”). We will receive the proceeds from any exercise of any Private Placement Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of

•	up to 66,655,781 shares of Common Stock consisting of

•	up to 12,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on February 22, 2021,

•	up to 6,000,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants,

•	up to 736,769 shares of Common Stock issuable upon the exercise of stock options,

•	up to 5,750,000 shares of Common Stock issued pursuant to that certain Subscription Agreement, dated September 24, 2020, by and between the Company and the Sponsor, and

•

up to 41,669,012 shares of Common Stock issued pursuant to that certain Agreement and Plan of Merger, dated as of February 22, 2021, by and among the Company, RSVAC Merger Sub Inc. and Enovix Operations Inc. (f/k/a Enovix Corporation) and subject to that certain Amended and Restated Registration Rights Agreement, dated July 14, 2021, between us and certain Selling Securityholders granting such holders registration rights with respect to such shares, and

•

up to 6,000,000 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Private Placement Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Common Stock or Private Placement Warrants, except with respect to amounts received by us upon exercise of the Private Placement Warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Private Placement Warrants. See the section titled “Plan of Distribution” in the Prospectus.

The Common Stock is listed on The Nasdaq Global Select Market under the symbol “ENVX.” On January 23, 2023, the last reported sales price of Common Stock was $8.22 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 24, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2022

Enovix Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39753	85-3174357
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3501 W Warren Avenue,		Fremont, California 94538

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (510) 695-2350

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ENVX	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

On December 29, 2022, Enovix Corporation (the “Company”) filed a Current Report on Form 8-K (the “Original Form 8-K”) with the U.S. Securities and Exchange Commission (the “SEC”), announcing the retirement of the Company’s current President and Chief Executive Officer, and member of the Board of Directors of the Company (the “Board”), Harrold Rust, and the appointment of his successor, Dr. Raj Talluri, to each such position. This Amendment No. 1 to Current Report on Form 8-K (“Amendment No. 1”) amends the Original Form 8-K in order to amend and supplement the Company’s disclosure under Item 5.02 of the Original Form 8-K, which such arrangement was not known at the time of filing the Original Form 8-K. The Original Form 8-K otherwise remains unchanged and does not otherwise reflect events occurring after the original filing of the Form 8-K except as set forth in this Amendment No. 1.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Principal Executive Officer

As previously reported on the Original Form 8-K, Mr. Rust determined that he would retire as President and Chief Executive Officer of the Company and as a member of the Board effective as of the date of Dr. Talluri’s appointment to each such position.

In connection with Mr. Rust’s retirement, on January 13, 2023 the Company and Mr. Rust entered into a Separation Agreement (the “Separation Agreement”). Pursuant to the terms of the Separation Agreement, Mr. Rust will resign as the Company’s President and Chief Executive Officer and from the Board as of January 18, 2023 (the “Effective Date”), but will continue to remain employed by the Company until February 1, 2023. Subject to, and conditioned upon, Mr. Rust’s execution of the Separation Agreement and non-revocation of a release of claims against the Company and compliance with covenants covering confidentiality and non-disparagement for an indefinite period, Mr. Rust will be entitled to: (i) cash severance in an amount equal to 12 months’ of Mr. Rust’s base salary in effect as of the Effective Date, payable in installments commencing on the Company’s first regular payroll date that is at least one week following the Effective Date, (ii) payment of continued health coverage for him and his eligible dependents under COBRA for a period of 36 months, or a taxable payment in lieu of such payment, (iii) acceleration of the vesting of all of the unvested shares subject to Mr. Rust’s equity awards, (iv) extension of the period of time in which Mr. Rust may exercise all of his vested, outstanding and unexercised stock options through the applicable term of each such stock option, subject to earlier expiration pursuant to the terms of the applicable equity incentive plan under which such stock options were granted (including in connection with a change in control of the Company), and (v) a pro-rated amount of his target bonus in effect for the current fiscal year, payable in a lump sum at the same time annual bonuses are paid to other of the Company’s employees ((i) through (v), collectively, the “Separation Severance Benefits”). The Separation Severance Benefits shall supersede and replace in entirety any severance benefits that Mr. Rust is entitled to pursuant to that certain Amended and Restated Employment Agreement, dated May 27, 2021, by and between the Company and Mr. Rust, filed as Exhibit 10.21 to the Company’s Current Report on Form 8-K, filed with the SEC on July 19, 2021.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal period ending January 1, 2023.

Appointment of New Director

On January 13, 2023, the Board appointed Dr. Talluri as a member of the Board, effective as of Mr. Rust’s resignation from the Board on the Effective Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Enovix Corporation

Date: January 18, 2023	By:	/s/ Steffen Pietzke
Steffen Pietzke Chief Financial Officer